EXHIBIT 23.2




                 Consent of Independent Auditors





The Board of Directors
USAir, Inc.


We consent to the incorporation by reference in the registration statements nos. 33-35509 and 33-50231-01 on Form S-3 of USAir, Inc., of our report dated February 28, 1996 relating to the consolidated balance sheets of USAir, Inc. and subsidiary ("USAir") as of December 31, 1995 and 1994 and the related consolidated statements of operations, cash flows and changes in stockholder's equity (deficit) and the related consolidated financial statement schedule for each of the years in the three-year period ended December 31, 1995 which appear in the December 31, 1995 annual report on Form 10-K of USAir Group, Inc. and USAir.

Our report also refers to a change in USAir's method of accounting for postemployment benefits effective January 1, 1993.



                                      KPMG Peat Marwick LLP



Washington, DC
March 28, 1996